Mail Stop 3561

December 9, 2008

Courtney Cowgill
Chief Financial and Accounting Officer, Secretary and Treasurer
VCG Holding Corp.
390 Union Boulevard, Suite 540
Lakewood, CO 80228

     Re: VCG Holding Corp.
          File No. 001-32208
          Form 10-KSB: For the Fiscal Year Ended December 31, 2007

Dear Ms. Cowgill:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-KSB: For the fiscal year ended December 31, 2007

Management's Discussion and Analysis, page 15

Liquidity and Capital Resources, page 25

Contractual Obligations and Commercial Commitments, page 28

1.   As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use judgment to determine whether or not to include such estimates. In this regard, you would determine an appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments in the table, a footnote to the table should clarify

whether they are included or not and, if applicable, the methodology used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Capital resources, page 27

2.	Please enhance your disclosure with a narrative discussion of the material factors that impact the comparability of operating cash flows in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows would not be sufficient. Refer to Section IV.B of FR-72 for guidance.

Notes to the Consolidated Financial Statements, page 35

Note 2: Summary of Accounting Policies, page 35

Consolidated VIE's, page 36

3.	We note that during 2007 you became the 1 percent general partner of a limited liability partnership that owns a building in Minneapolis and that you have consolidated the assets of this partnership on your balance sheet. Please tell us and revise to disclose why your general partner interest is variable and why this partnership qualifies for consolidation under FIN 46(R).

Other Receivables, page 38

4.	Please tell us and revise to disclose the nature of other receivables.

Revenue Recognition, page 39

5.	We note that VIP room memberships are amortized into revenue over the one year period of membership. Please tell us and revise to disclose whether these revenues are amortized ratably over the one year period.

6.	Please revise to expand your accounting policy for revenue recognition to specifically address your accounting for each type of revenue. For example, please state your policy for recognition of service revenue, management fees, and other income. In addition, please briefly describe each of these categories of revenue here to facilitate investors understanding of the nature of your revenue and your related accounting policy.

Goodwill and Other Intangible Assets, page 39

7.	Please revise to state the reporting unit level at which goodwill is tested for impairment.

Other

8.   Please tell us and revise to disclose your accounting policy for business combinations with both unrelated entities and entities under common control. Include disclosure related to how you assign amounts to each of the general categories of assets and liabilities you typically acquire. In addition, because of the materiality of acquisitions to your financial statements, please revise to include a discussion of your accounting for business combinations in your critical accounting estimates in MD&A.

Note 3: Acquisitions, page 41

9.   We note that $200,000 was allocated to the fair value of licenses acquired in nine of your business acquisitions in 2006 and 2007. We also note that the total purchase price consideration for each of these acquisitions differed materially and that the acquisitions were of businesses operating in various different cities and states. In this regard, please tell us and revise to disclose the basis on which you determined the estimated fair values of these licenses at acquisition.

10.   With regard to the acquisition of RCC, LP on January 31, 2007, you state that consideration for the purchase included $800,000 in cash and $484,500 in stock to Lowrie Management, LLLP, $84,000 in cash to LTD Investment Group, and $370,269 in stock to IS Investments, Inc. Therefore, it appears that total consideration was approximately $1,739,000. However, the table on page 42 detailing the allocation of purchase price to assets and liabilities acquired reports a purchase price of approximately $1,582,000. Please advise.

11.   We note that $1,000 was allocated to the fair value of a restrictive covenant in your acquisition of Classic Affairs, Inc. on May 30, 2007. Please tell us to what this restrictive covenant relates and how fair value was determined.

12.   We note that in connection with the acquisition of operating assets and the trade name of La Boheme Gentleman's Cabaret on December 21, 2007, that you also acquired intellectual property from VVSM, Inc. for $1,500,000 and Bradshaw Hotel for $200,000. Please tell us and revise to disclose the nature of these assets, how they were valued upon acquisition, and how they were accounted for subsequent to acquisition.

13.   Please revise to provide the disclosures required by paragraph 51(b) of SFAS 141.

Note 7: Lease Commitments, page 48

Operating Leases, page 48

14.   Please revise to disclose a general description of your lease arrangements,
        including the basis for contingent rentals, if any, terms of renewal or purchase
        options and escalation clauses, and any restrictions imposed by lease agreements.
        Refer to paragraph 16 and Appendix D of SFAS 13.

Note 8: Long-term Debt, page 49

15.   The payment requirements for certain of your debt obligations do not appear to
        agree to the amounts that would appear to be required to be paid under these
        obligations based on outstanding principal amounts and interest rates. For
        example, your $150,777 obligation under an 8.00% note to a limited liability
        company at December 31, 2007 would appear to require annual interest of
        approximately $12,000 whereas your disclosure states that interest only payments
        of $6,819 are due monthly. Please review the disclosure for each of your debt
        obligations and advise.

16.   We note that your 7.00% note to a bank is secured by a certificate of deposit.
        Please tell us whether this certificate of deposit is restricted as to use under the
        terms of your note and, if so, please revise your balance sheet to present such
        restriction accordingly.

Note 16: Unaudited Pro Forma Financial Information, page 56

17.   Please revise to explain the purpose of the table to investors.

Note 12: Stockholders' Equity, page 52

18.   Please revise to provide the disclosures required by Paragraph 40 of SFAS 128.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief